Gates Industrial Corporation plc

1144 Fifteenth Street

Denver, Colorado 80202

August 14, 2019

VIA EDGAR

Mr. Thomas Jones

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:      Gates Industrial Corporation plc

Registration Statement on Form S-3

Filed August 6, 2019

File No. 333-233051

Dear Mr. Jones:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Gates Industrial Corporation plc (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date and time of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and declare the Registration Statement effective as of 12:00 p.m., Eastern Time, on August 16, 2019, or as soon thereafter as practicable. In this regard, the Registrant is aware of its obligations under the Securities Act.

The Registrant requests that it be notified of such effectiveness by a telephone call to Edgar J. Lewandowski at (212) 455-7614.

Sincerely,

GATES INDUSTRIAL CORPORATION PLC

/s/ Jamey S. Seely
By: Jamey S. Seely
Title: Executive Vice President, General Counsel
and Corporate Secretary